                                                              RULE NO. 424(b)(2)
                                   FILED PURSUANT TO REGISTRATION NO.: 333-25775

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 28, 1997)

                                                                     MERCANTILE
$300,000,000

MERCANTILE BANCORPORATION INC.

$150,000,000 6.80% SENIOR NOTES DUE 2001
$150,000,000 7.05% SENIOR NOTES DUE 2004

The 6.80% Senior Notes due 2001 (the "6.80% Senior Notes") of Mercantile Bancorporation Inc. ("Mercantile") being offered hereby will mature on June 15, 2001 and the 7.05% Senior Notes due 2004 (the "7.05% Senior Notes" and, collectively with the 6.80% Senior Notes, the "Senior Securities") of Mercantile being offered hereby will mature on June 15, 2004. Interest on the Senior Securities is payable semiannually each June 15 and December 15, beginning December 15, 1997. The Senior Securities may not be redeemed prior to their stated maturity and will not be subject to any sinking fund. The Senior Securities will be direct, unsecured obligations of Mercantile and will rank pari passu with all outstanding unsecured and unsubordinated indebtedness of Mercantile.

The Senior Securities will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"), as Depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Senior Securities in definitive form will not be issued. Settlement for the Senior Securities will be made in immediately available funds. The Senior Securities will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Securities will therefore settle in immediately available funds. So long as the Senior Securities are represented by the Global Securities, all payments of principal and interest on the Senior Securities will be made by Mercantile in immediately available funds.

THESE SENIOR SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF MERCANTILE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THE SENIOR SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
                                                 PRICE TO            UNDERWRITING        PROCEEDS TO
                                                 PUBLIC(1)           DISCOUNT            COMPANY(1)(2)
Per 6.80% Senior Note........................... 99.862%             .500%               99.362%
Total........................................... $149,793,000        $750,000            $149,043,000
Per 7.05% Senior Note........................... 99.745%             .625%               99.120%
Total........................................... $149,617,500        $937,500            $148,680,000
------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June 16, 1997 to date of delivery.
(2) Before deduction of expenses payable by Mercantile estimated to be $200,000.

The Senior Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Senior Securities will be made in book-entry form only through the facilities of DTC, on or about June 16, 1997, against payment therefor in immediately available funds.

SALOMON BROTHERS INC

                      CREDIT SUISSE FIRST BOSTON

                                                           GOLDMAN, SACHS & CO.

CITICORP SECURITIES, INC.   BANCAMERICA SECURITIES, INC.   NESBITT BURNS
SECURITIES INC.

The date of this Prospectus Supplement is June 11, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SENIOR SECURITIES INCLUDING PURCHASES OF THE SENIOR SECURITIES TO STABILIZE THEIR MARKET PRICES, PURCHASES OF THE SENIOR SECURITIES TO COVER ALL OR SOME OF A SHORT POSITION IN THE SENIOR SECURITIES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

                              CONCURRENT OFFERING

  Concurrently with the offering of the Senior Securities that are the subject of this Prospectus Supplement, Mercantile is offering $200,000,000 of its 7.30% Subordinated Notes due 2007 (the "Subordinated Notes") pursuant to a separate prospectus supplement. The offering of the Senior Securities is not conditional upon the offering of the Subordinated Notes. The proceeds received by Mercantile from the issuance of the Senior Securities and the Subordinated Notes will be used for the purposes described in the Prospectus accompanying this Prospectus Supplement. See "Use of Proceeds."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth for the years indicated certain selected historical consolidated financial information for Mercantile. The balance sheet data and income statement data included in the selected financial data as of and for the five years ended December 31, 1996 are taken from the supplemental audited consolidated financial statements of Mercantile as of the end of and for each such year. The balance sheet data and income statement data included in the selected financial data as of and for the three months ended March 31, 1997 and 1996 are taken from the supplemental unaudited consolidated financial statements as of the end of and for such periods. The data for each of the above periods include all adjustments which are, in the opinion of the management of Mercantile, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the three months ended March 31, 1997 are not necessarily indicative of results for the entire year. The table also sets forth pro forma combined consolidated financial information as of and for the three months ended March 31, 1997, reflecting such financial information as if the acquisitions of Roosevelt Financial Group, Inc., a Delaware corporation and savings and loan holding company that recently entered into a definitive agreement with Mercantile to be acquired by Mercantile, and Regional Bancshares, Inc., an Illinois corporation and bank holding company that was acquired by Mercantile on March 5, 1997, had occurred as of January 1, 1997. The following information should be read in conjunction with the supplemental consolidated financial statements of Mercantile, and the related notes thereto, and the unaudited pro forma combined consolidated financial information, including the notes thereto, included in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference" in the accompanying Prospectus.

                          ALL ENTITIES
                           PRO FORMA
                            COMBINED
                          CONSOLIDATED
                          AS OF OR FOR AS OF OR FOR THE
                           THE THREE     THREE MONTHS
                          MONTHS ENDED  ENDED MARCH 31,           AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                           MARCH 31,   ------------------  ----------------------------------------------------------
                              1997       1997      1996       1996        1995        1994        1993        1992
                          ------------ --------  --------  ----------  ----------  ----------  ----------  ----------
PER COMMON SHARE DATA
Net income(1)...........    $   0.95   $   0.98  $   0.21  $     3.17  $     3.62  $     3.10  $     2.71  $     2.33
Dividends declared......        0.43       0.43      0.41        1.64        1.32        1.12        0.99        0.93
Book value at period
 end....................       26.26      24.76     23.98       25.11       24.44       21.71       20.12       18.16
Average shares
 outstanding
 (thousands)............      82,575     76,575    78,484      77,292      77,170      74,882      73,445      68,997
EARNINGS (THOUSANDS)
Interest income.........    $534,406   $398,462  $381,923  $1,552,863  $1,516,156  $1,311,928  $1,269,680  $1,316,560
Interest expense........     286,342    186,501   181,385     724,910     715,466     521,542     508,469     628,837
                            --------   --------  --------  ----------  ----------  ----------  ----------  ----------
Net interest income.....     248,064    211,961   200,538     827,953     800,690     790,386     761,211     687,723
Provision for possible
 loan losses............      19,083     18,443    34,149      73,015      41,533      48,791      70,584      88,238
Other income............     100,452     88,100    69,795     337,480     311,649     272,368     290,380     264,534
Other expense...........     201,074    165,595   203,696     718,668     640,519     645,011     666,067     616,159
Income taxes............      49,838     41,028    15,403     128,535     149,898     135,896     114,768      83,773
                            --------   --------  --------  ----------  ----------  ----------  ----------  ----------
Net income before
 extraordinary items....    $ 78,521   $ 74,995  $ 17,085  $  245,215  $  280,389  $  233,056  $  200,172  $  164,087
                            ========   ========  ========  ==========  ==========  ==========  ==========  ==========
ENDING BALANCE SHEET
 (MILLIONS)
Total assets............    $ 29,831   $ 22,078  $ 20,933  $   22,030  $   20,883  $   19,397  $   18,878  $   18,398
Earning assets..........      27,592     20,373    19,284      20,061      18,997      17,904      17,390      16,846
Investment securities...       7,755      4,847     5,103       4,746       4,964       4,895       5,234       5,148
Loans and leases, net of
 unearned income........      19,523     15,213    13,861      14,953      13,703      12,764      11,637      11,183
Deposits................      22,661     17,354    16,423      17,336      16,172      15,137      15,435      15,295
Long-term debt..........       1,326        452       328         305         344         351         340         365
Shareholders' equity....       2,128      1,882     1,883       1,946       1,915       1,643       1,510       1,322
Reserve for possible
 loan losses............         256        231       243         230         232         245         233         224
SELECTED RATIOS
Return on average
 assets.................        1.05%      1.38%     0.33%       1.16%       1.39%       1.22%       1.08%       0.93%
Return on average
 equity.................       14.45      15.63      3.50       12.95       15.64       14.66       14.06       13.32
Net interest rate
 margin(2)..............        3.64       4.36      4.27        4.34        4.38        4.61        4.58        4.36
Equity to assets........        7.13       8.52      8.99        8.83        9.17        8.47        8.00        7.19
Reserve for possible
 loan losses to:
 Outstanding loans......        1.31       1.52      1.75        1.54        1.69        1.92        2.00        2.00
 Non-performing loans...      271.59     273.18    271.46      318.99      241.79      552.34      289.13      155.54
Dividend payout ratio...       45.26      43.88       --        51.74       36.46       36.13       36.53       39.91

-------
(1) Based on weighted average common shares outstanding.
(2) Taxable-equivalent basis. Includes tax-equivalent adjustment of $3,855,000, $4,179,000, $16,353,000, $17,758,000, $17,962,000, $18,598,000
    and $17,891,000 for March 31, 1997 and 1996, and December 31, 1996, 1995,
    1994, 1993 and 1992, respectively. These adjustments are based upon a federal tax rate of 35% for all periods except 1992, when a federal tax rate of 34% was used.

                     DESCRIPTION OF THE SENIOR SECURITIES

  The following description of the particular terms of the Senior Securities offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Securities set forth in the accompanying Prospectus under "Description of Debt Securities" and "Senior Debt Securities," to which description reference is hereby made. The accompanying Prospectus sets forth the meaning of certain capitalized terms used herein and not otherwise defined herein.

GENERAL

  The Senior Securities are to be issued as two separate series of Senior Debt Securities under the Indenture Regarding Senior Debt Securities to be dated as of June 16, 1997 (the "Senior Indenture") between Mercantile and Harris Trust and Savings Bank, as trustee (the "Trustee"). Concurrently with the issuance of the Senior Securities, Mercantile is issuing the Subordinated Notes as an additional series of Debt Securities. See "Concurrent Offering." The Trustee also is the Trustee for the Subordinated Notes. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the 6.80% Senior Notes, the 7.05% Senior Notes and the Senior Indenture.

  Because Mercantile is a holding company, its rights and the rights of its creditors and shareholders, including the holders of the Senior Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors except to the extent that Mercantile may itself be a creditor having recognized claims against such subsidiary, in which case it will share in such subsidiary's assets along with other creditors. As a result, the Senior Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of Mercantile's subsidiaries.

CERTAIN TERMS OF THE 6.80% SENIOR NOTES

  The 6.80% Senior Notes, a series of Senior Debt Securities described in the accompanying Prospectus, will be limited to $150,000,000 aggregate principal amount and will mature on June 15, 2001.

  The 6.80% Senior Notes will bear interest from June 16, 1997 at the rate of 6.80% per annum until the principal amount thereof is paid or made available for payment. Interest on the 6.80% Senior Notes will be payable semiannually in arrears on each June 15 and December 15 (each an "Interest Payment Date" in respect of the 6.80% Senior Notes), beginning December 15, 1997, and at maturity. Interest payable on the 6.80% Senior Notes on any Interest Payment Date will be paid to the persons in whose name the 6.80% Senior Notes are registered on the first day of the month in which such Interest Payment Date occurs. Interest on the 6.80% Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months. Each payment of interest in respect of an Interest Payment Date will include interest accrued through the day before such Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. "Business Day" with respect to the 6.80% Senior Notes means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or regulation to close in either The City of New York or the City of Chicago.

  The 6.80% Senior Notes may not be redeemed prior to their Stated Maturity and will not be subject to any sinking fund.

CERTAIN TERMS OF THE 7.05% SENIOR NOTES

  The 7.05% Senior Notes, a series of Senior Debt Securities described in the accompanying Prospectus, will be limited to $150,000,000 aggregate principal amount and will mature on June 15, 2004.

  The 7.05% Senior Notes will bear interest from June 16, 1997 at the rate of 7.05% per annum until the principal amount thereof is paid or made available for payment. Interest on the 7.05% Senior Notes will be payable semiannually in arrears on each June 15 and December 15 (each, an "Interest Payment Date" in respect of the 7.05% Senior Notes), beginning December 15, 1997, and at maturity. Interest payable on the 7.05% Senior Notes on any Interest Payment Date will be paid to the persons in whose names the 7.05% Senior Notes are registered on the first day of the month in which such Interest Payment Date occurs. Interest on the 7.05% Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months. Each payment of interest in respect of an Interest Payment Date will include interest accrued through the day before such Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. "Business Day" with respect to the 7.05% Senior Notes means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or regulation to close in either The City of New York or the City of Chicago.

  The 7.05% Senior Notes may not be redeemed prior to their Stated Maturity and will not be subject to any sinking fund.

DELIVERY AND FORM

  The Senior Securities initially will be represented by global securities ("Global Securities") deposited with DTC and registered in the name of the nominee of DTC, except as set forth below. The Senior Securities will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Senior Securities are issued under the limited circumstances described below, no beneficial owner of a Senior Security shall be entitled to receive a definitive certificate representing a Senior Security. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Senior Securities for all purposes of the Senior Indenture.

BOOK-ENTRY SYSTEM

  DTC has advised Mercantile that it is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participating organizations (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies and clearing corporations and may include certain other organizations, some of which (and/or their representatives) own the Depositary. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Senior Securities that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Senior Securities may do so only through Participants and Indirect Participants.

  Payments with respect to the Global Securities will be made by the Paying Agent to DTC or any successor Depositary, or its nominee. Mercantile expects that any such Depositary, or its nominee, upon receipt of any payment of principal of or interest on the Global Securities will credit the accounts of its Participants with payments in amounts proportionate to such Participants' respective ownership interests in the Global Securities. Beneficial owners of the Senior Securities, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Senior Securities will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. Mercantile expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither Mercantile, the Trustee, any Paying Agent nor the Note Registrar for the Senior Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Senior Securities or for maintaining, supervising or reviewing any record relating to such beneficial ownership interests.

  Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Senior Securities and is required to receive and transmit distributions of principal and interest on the Senior Securities. Participants and Indirect Participants with which beneficial owners of the Senior Securities have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of the respective beneficial owners of the Senior Securities. Accordingly, although beneficial owners of the Senior Securities will not possess certificated Senior Securities, beneficial owners will receive payments and will be able to transfer their interests.

  Since it is anticipated that the only holder of the Senior Securities will be the Depositary or its nominee, beneficial owners of the Senior Securities will not be recognized as holders of the Senior Securities under the Senior Indenture unless certificated definitive Senior Securities are issued. So long as the Senior Securities are represented by the Global Securities, beneficial owners of the Senior Securities will only be permitted to exercise the rights of holders of Senior Securities indirectly through the Participants who in turn will exercise such rights through the Depositary.

  If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Mercantile within 90 days, Mercantile will issue individual Senior Securities in definitive form in exchange for the Global Securities representing the Senior Securities. In addition, Mercantile may at any time and in its sole discretion determine not to have the Senior Securities represented by Global Securities and, in such event, will issue individual Senior Securities in definitive form in exchange for the Global Securities representing the Senior Securities. In either instance, Mercantile will issue Senior Securities in definitive form equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary shall request. Senior Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Senior Securities will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Mercantile in immediately available funds or the equivalent. The Senior Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Securities will therefore be required by the Depositary to settle in immediately available funds. The effect, if any, of settlement in immediately available funds on trading activity in the Senior Securities has not been determined.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting agreement dated June 11, 1997 (the "Underwriting Agreement") among Mercantile and the Underwriters named below (the "Underwriters"), Mercantile has agreed to sell to each of the Underwriters and each of the Underwriters has severally but not jointly agreed to purchase from Mercantile the following respective principal amounts of the Senior Securities:

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                                               OF 6.80% SENIOR  OF 7.05% SENIOR
   UNDERWRITERS                                     NOTES            NOTES
   ------------                                ---------------- ----------------
   Salomon Brothers Inc.......................   $ 33,400,000     $ 33,400,000
   Credit Suisse First Boston Corporation.....     33,300,000       33,300,000
   Goldman, Sachs & Co........................     33,300,000       33,300,000
   Citicorp Securities, Inc...................     25,000,000       25,000,000
   BancAmerica Securities, Inc................     15,000,000       15,000,000
   Nesbitt Burns Securities Inc...............     10,000,000       10,000,000
                                                 ------------     ------------
       Total..................................   $150,000,000     $150,000,000
                                                 ============     ============

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Senior Securities are subject to certain conditions precedent, that the Underwriting Agreement may be terminated under certain circumstances and that the Underwriters will be obligated to purchase all of the Senior Securities if any are purchased.

  Mercantile has been advised by the Underwriters that the Underwriters propose initially to offer the Senior Securities to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession, in the case of the 6.80% Senior Notes, not in excess of .300%, and in the case of the 7.05% Senior Notes, not in excess of .375%, of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .250% of the principal amount of the 6.80% Senior Notes or the 7.05% Senior Notes, as the case may be, on sales to other dealers. After the initial public offering, the public offering price and such concessions may be changed from time to time.

  The Underwriting Agreement provides that Mercantile will indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the Underwriters may be required to make in respect thereof.

  The 6.80% Senior Notes and the 7.05% Senior Notes are each a new issue of Senior Securities with no established trading market. Mercantile does not intend to apply for listing of the Senior Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Securities, and any such market making may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Senior Securities.

  The Underwriters and certain of their affiliates and associates may be customers of, have borrowing relationships with, engage in transactions with, and/or perform services, including investment banking services, for, Mercantile and its subsidiaries in the ordinary course of business.

  In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Senior Securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Senior Securities for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Senior Securities in connection with this offering than they are committed to purchase from Mercantile, and in such case may purchase Senior Securities in the open market following completion of this offering to cover all or a portion of such short position. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Senior Securities that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Senior Securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

PROSPECTUS

DEBT SECURITIES
                                                                           LOGO

MERCANTILE BANCORPORATION INC.

Mercantile Bancorporation Inc. ("Mercantile") from time to time may offer its unsecured debt securities (the "Debt Securities"), which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities") in priority of payment, up to an amount resulting in proceeds to Mercantile of approximately $500,000,000. The Debt Securities may be offered as separate series in amounts, at maturities, at prices and on terms to be determined at the time of sale as set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Mercantile may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. If Mercantile, directly or through agents, solicits offers to purchase the Debt Securities, Mercantile reserves the sole right to accept, and together with its agents, to reject in whole or in part any proposed purchase of Debt Securities. See "Plan of Distribution."

The terms of a particular series of Debt Securities, including the specific designation, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, if any, subordination terms, if any, any terms for redemption at the option of Mercantile or the holder, any terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts, if any, to be purchased by, underwriters and the compensation of such underwriters, and the other terms in connection with the offering and sale of a particular series of the Debt Securities in respect of which this Prospectus is being delivered, will be set forth in a Prospectus Supplement.

 THE DEBT  SECURITIES OFFERED BY THIS  PROSPECTUS ARE NOT SAVINGS  OR DEPOSIT
   ACCOUNTS, ARE NOT  OBLIGATIONS OF OR  GUARANTEED BY ANY  BANKING OR NON-
    BANKING AFFILIATE  OF MERCANTILE BANCORPORATION INC., ARE  NOT INSURED
      BY  THE  FEDERAL  DEPOSIT   INSURANCE  CORPORATION  OR  ANY  OTHER
       GOVERNMENT  AGENCY   AND  INVOLVE  INVESTMENT  RISKS,  INCLUDING
         POSSIBLE LOSS OF PRINCIPAL.

                               ----------------

 THE DEBT SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS.   ANY  REPRESENTATION  TO  THE  CONTRARY   IS  A
           CRIMINAL OFFENSE.

                 The date of this Prospectus is May 28, 1997.

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MERCANTILE, OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MERCANTILE SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             AVAILABLE INFORMATION

  Mercantile is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files with the Securities and Exchange Commission (the "Commission") reports, proxy statements and other information. Such reports, proxy statements and other information filed with the Commission by Mercantile can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains an Internet site on the World Wide Web containing reports, proxy and information statements and other information filed electronically by Mercantile with the Commission. The address of the World Wide Web site maintained by the Commission is http://www.sec.gov. Mercantile Common Stock is listed on the New York Stock Exchange (the "NYSE"), and such reports, proxy statements and other information concerning Mercantile are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by Mercantile with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to Mercantile and the Debt Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, which may be inspected without charge at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be obtained from the Commission at the same address upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO MERCANTILE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. IN ADDITION, THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO ROOSEVELT FINANCIAL GROUP, INC. ("ROOSEVELT"), A DELAWARE CORPORATION AND SAVINGS AND LOAN HOLDING COMPANY, WHICH RECENTLY ENTERED INTO A DEFINITIVE AGREEMENT WITH MERCANTILE TO BE ACQUIRED BY MERCANTILE. SUCH DOCUMENTS, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE

WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE (314) 425-2525.

  The following documents filed with the Commission by Mercantile under the Exchange Act are incorporated herein by reference:

  (i) Annual Report on Form 10-K for the year ended December 31, 1996;

  (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

  (iii) Current Reports on Form 8-K dated May 2, 1997 and May 13, 1997 and Current Report on Form 8-K/A dated May 22, 1997; and

  (iv) Registration Statement on Form S-4 (File No. 333-27431), filed on May 20, 1997.

  The following documents filed with the Commission by Roosevelt under the Exchange Act is incorporated herein by reference: Roosevelt's Annual Report on Form 10-K for the year ended December 31, 1996, as amended on Form 10-K/A on March 14, 1997 and on Form 10-K/A-2 on April 29, 1997; and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

  All documents filed by Mercantile and Roosevelt pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to Mercantile and Roosevelt contained in this Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof. Any statements contained in this Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

  As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including such documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respect by reference to all of the provisions of such contract or other document.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in the sections entitled "Mercantile Bancorporation Inc." and "Recent Developments" and certain statements incorporated by reference from documents filed with the Commission by Mercantile and Roosevelt are or may constitute forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

                        MERCANTILE BANCORPORATION INC.

  Mercantile is a registered bank holding company headquartered in St. Louis, Missouri and incorporated under the laws of the State of Missouri in 1970. At March 31, 1997, Mercantile, directly or through its subsidiaries, owned all of the capital stock of Mercantile Bank National Association, based in St. Louis, Missouri ("Mercantile Bank") and 27 other commercial banks and one federally chartered thrift, all of which operate from 467 banking offices and 427 Fingertip Banking automated teller machines located throughout Missouri, Illinois, Iowa, Arkansas and eastern Kansas (collectively, the "Banking Subsidiaries").

  Mercantile's services concentrate in three major lines of business-- consumer, corporate and trust and investment advisory services. Mercantile also operates non-banking subsidiaries that provide related financial services, including investment management, brokerage services and asset-based lending.

  Mercantile has one acquisition transaction currently pending; the proposed acquisition of Roosevelt, which is headquartered in St. Louis, Missouri. For further information regarding the pending acquisition of Roosevelt, see "Recent Developments."

  Mercantile is a legal entity separate and distinct from Mercantile Bank and Mercantile's other Banking Subsidiaries and affiliates. Because Mercantile is a holding company, its rights and the rights of its creditors and shareholders, including the holders of the Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors except to the extent that Mercantile may itself be a creditor having recognized claims against such subsidiary, in which case it will share in such subsidiary's assets along with other creditors. As a result, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of Mercantile's subsidiaries.

  There are various legal and regulatory limitations on the extent to which Mercantile's Banking Subsidiaries may extend credit, pay dividends or otherwise supply funds to Mercantile. The approval of the Office of the Comptroller of the Currency (the "OCC") is required if total dividends declared by a national bank in any calendar year should exceed net profits for that year combined with its retained net profits for the preceding two years. Moreover, banks may not pay dividends in excess of their undivided profits. In determining whether and to what extent to pay dividends, each Banking Subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage requirements as well as policy statements of the federal regulatory agencies to the effect that, generally, banking organizations should pay dividends out of current operating earnings. Mercantile's state-chartered Banking Subsidiaries are subject to similar restrictions under their respective state laws. While the specific standards vary from state to state, the Banking Subsidiaries are generally permitted to pay dividends only from net profits, and then, only after first deducting losses and credit write-offs. All of the applicable state statutes prohibit the payment of dividends if such a payment would impair capital. In addition, numerous governmental requirements and regulations affect the activities of Mercantile and its bank and non-bank subsidiaries. See the discussion in Part 1, Item 1 of Mercantile's Form 10-K for the year ended December 31, 1996 under the caption "Supervision and Regulation."

  The principal executive offices of Mercantile are located at One Mercantile Center, P.O. Box 524, St. Louis, Missouri 63166-0524 (telephone number (314) 425-2525).

                              RECENT DEVELOPMENTS

  As of March 31, 1997, Mercantile reported, on a restated consolidated basis, total assets of $22.1 billion, total deposits of $17.4 billion and shareholders' equity of $1.9 billion compared with total assets of $20.9 billion, total deposits of $16.4 billion and shareholders' equity of $1.9 billion as of March 31, 1996. For the three months ended March 31, 1997, Mercantile reported, on a restated basis, net income of $0.98 per share, compared to $0.21 per share (which includes one-time acquisition charges) for the three months ended March 31, 1996.

  During the fourth quarter of 1996, Mercantile announced the execution of a definitive agreement to acquire Roosevelt, a Delaware corporation and a savings and loan holding company. The definitive agreement is dated December 23, 1996 and the transaction is expected to close during the third quarter of 1997. Such transaction is subject to prior approval of the stockholders of Roosevelt and appropriate regulatory approvals.

  Roosevelt, with its executive offices in St. Louis, Missouri, owns Roosevelt Bank and one Missouri state-chartered bank, all of which operate from 81 locations in Missouri, Kansas and Illinois. As of March 31, 1997, Roosevelt reported, on a consolidated basis, total assets of $7.5 billion, total deposits of $5.3 billion and total stockholders' equity of $469.6 million. Upon consummation of the transaction, Mercantile will issue up to 13 million shares (which will include up to 7 million reissued treasury shares) of its common stock at an exchange ratio of .4211 for each share of Roosevelt common stock, or $22.00 per share in cash, as consideration in the acquisition. The Roosevelt transaction will be accounted for as a purchase.

  On February 4, 1997, Mercantile issued $150,000,000 of floating-rate debt through Mercantile Capital Trust I, a Delaware statutory business trust (the "Capital Trust"). For regulatory purposes, such debt is considered Tier I capital. Proceeds of this transaction are expected to be utilized for share repurchases relating to the Roosevelt transaction as well as for general corporate purposes.

  On March 5, 1997, Mercantile completed the acquisition of Regional Bancshares, Inc. ("Regional"), an Illinois corporation and a bank holding company. The acquisition was accounted for under the purchase method of accounting. As of March 5, 1997, Regional reported, on a consolidated basis, total assets of $172.0 million, total deposits of $135.9 million and shareholders' equity of $25.0 million.

  On April 25, 1997, Mercantile completed the acquisition of Mark Twain Bancshares, Inc. ("Mark Twain"), a Missouri corporation and bank holding company. This acquisition was accounted for under the pooling-of-interests method of accounting. As of March 31, 1997, Mark Twain reported, on a consolidated basis, total assets of $3.2 billion, total deposits of $2.5 billion and shareholders' equity of $320.4 million.

  In connection with the acquisition of Mark Twain, Mercantile restated its consolidated financial statements as of and for the years ended December 31, 1996, 1995 and 1994 and as of and for the three months ended March 31, 1997 and 1996. Mercantile filed supplemental financial statements as of and for the years ended December 31, 1996, 1995 and 1994 and as of and for the three months ended March 31, 1997 and 1996 in a Current Report on Form 8-K dated May 13, 1997, which has been incorporated by reference into this Prospectus.

                      RATIO OF EARNINGS TO FIXED CHARGES

                              THREE MONTHS ENDED YEAR ENDED DECEMBER 31,
                                  MARCH 31,      ----------------------------
                                     1997        1996  1995  1994  1993  1992
                              ------------------ ----  ----  ----  ----  ----
Ratio of Earnings to Fixed
 Charges(1)
  Excluding Interest on
   Deposits..................        4.00x       3.75x 3.88x 4.70x 5.40x 4.27x
  Including Interest on
   Deposits..................        1.62x       1.51x 1.59x 1.69x 1.60x 1.39x

--------
(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus interest and one-third of rental expense. Fixed charges, excluding interest on deposits, consists of interest on indebtedness and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.

                                USE OF PROCEEDS

  Mercantile intends to use the net proceeds from the sale of the Debt Securities to fund the proposed acquisition of Roosevelt, including the repurchase of shares to be reissued in connection therewith, and the balance, if any, for general corporate purposes, including, without limitation, the reduction of indebtedness, investments in and advances to subsidiaries and possible future acquisitions of bank and non-bank subsidiaries. Although Mercantile from time to time evaluates potential acquisitions, it currently has no understandings, commitments or agreements with respect to any acquisitions, except with respect to Roosevelt. See "Recent Developments." Pending such application, the net proceeds will be invested in short-term investment grade obligations.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will consist of either Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under a senior indenture (the "Senior Indenture") and the Subordinated Debt Securities will be issued under a subordinated indenture (the "Subordinated Indenture"). The Senior Indenture and the Subordinated Indenture collectively are referred to as the "Indentures" and the trustee under the Senior Indenture (the "Senior Trustee") and the trustee under the Subordinated Indenture (the "Subordinated Trustee") sometimes are referred to as the "Trustee." The following description of Debt Securities relates to Debt Securities to be issued in connection with either a United States Offering or an International Offering, except, in the case of an International Offering, as otherwise specified in the Prospectus Supplement relating thereto.

  The trustee for a particular series of Debt Securities will be identified in the Prospectus Supplement for such series, and all references to "Trustee" shall be deemed to mean the trustee so identified. No Trustee shall be responsible for the acts, obligations, liabilities or responsibilities of any other trustee. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or definitions shall be incorporated herein by reference. The following sets forth certain terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Offered Securities.

GENERAL

  The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued from time to time in one or more series. The Debt Securities will be unsecured obligations of Mercantile. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness that may be incurred or other securities that may be issued by Mercantile or any of its subsidiaries.

  Reference is made to the Prospectus Supplement relating to the particular series of Offered Securities for the following terms of such Offered
Securities: (1) the title; (2) any limit on the aggregate principal amount;
(3) whether such Offered Securities are Senior Debt Securities or Subordinated Debt Securities; (4) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which such Offered Securities will be issued; (5) the date or dates on which such Offered Securities will mature;
(6) the rate or rates (which may be fixed or floating) per year at which such Offered Securities will bear interest, if any, or the method of determining the same; (7) the date from which such interest, if any, on such Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (8) the extent to which any of such Offered Securities will be issuable in the form of one or more temporary or permanent Global Securities, and, if so, the identity of the depository for such Global Securities, or the manner in which any interest payable on temporary or permanent Global Securities will be paid; (9) the dates, if any, on which, and the price or prices at which, such Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by Mercantile, and the other detailed terms and provisions of such sinking and/or purchase funds; (10) the date, if any, after which, and the price or prices at which, such Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of Mercantile or of the holder thereof and the other detailed terms and provisions of such optional redemption; (11) the denomination or denominations in which such Offered Securities are authorized to be issued; (12) whether such Offered Securities will be issued as Registered Securities, Bearer Securities or both and any limitations on the issuance of such Bearer Securities (including exchange for Registered Securities of the same series); (13) information with respect to book-entry procedures; (14) each office or agency where, subject to the terms of the applicable Indenture, such Offered Securities may be presented for registration of transfer or exchange; and (15) any other terms of such Offered Securities (which will not be inconsistent with the provisions of the applicable Indenture).

  Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Any special considerations relating thereto will be described in the applicable Prospectus Supplement.

  The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Unless otherwise indicated in the applicable Prospectus Supplement, each series of Debt Securities will be issued as Registered Securities. Debt Securities issued as Bearer Securities shall have interest coupons attached, unless issued as zero coupon securities. Unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities will be issued only in denominations of $1,000 or integral multiples thereof and Bearer Securities will be issued only in denominations of $5,000 or integral multiples thereof.

  Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person (as defined below) other than to offices located outside the United States of certain United States financial institutions. "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a United States court is able to exercise primary supervision over the trust's administration and (ii) one of more United States fiduciaries have the authority to control all the trust's substantial decisions, and "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the Prospectus Supplement relating to the offering of the Bearer Securities.

  The applicable Prospectus Supplement will include a description of the requirements for certification of ownership by non-United States persons that will apply prior to (1) the issuance of Bearer Securities or (2) the payment of interest that occurs prior to the issuance of Bearer Securities.

  Unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities of any series (other than a Global Security (as defined in the Indentures), except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series, tenor and terms of different authorized denominations and Bearer Securities may be exchanged for Registered Securities on the terms set forth in the applicable Prospectus Supplement. In no event will Registered Securities be exchangeable for Bearer Securities. Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities may be presented for exchange, and Registered Securities (other than a Global Security) may be presented for registration of transfer, at the offices of the appropriate Trustee.

  No service charge will be made for any registration of transfer or exchange of the Debt Securities but Mercantile may require payment sufficient to cover any tax or other governmental charge payable in connection therewith.

PAYMENT AND PAYING AGENT

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Securities will be made at the office of the appropriate Trustee, except that, at the option of Mercantile, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register (as defined in the Indentures) (Section
3.02 of the Senior Indenture; Section 4.02 of the Subordinated Indenture). Paying Agents (as defined in the Indentures) will be named in the Prospectus Supplement and may be terminated at any time.

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be made, subject to applicable laws and regulations, at such paying agencies outside the United States as Mercantile may designate from time to time. Any such payment may be made, at the option of the holder, by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on Bearer Securities will be made only against surrender of the coupon relating to the relevant Interest Payment Date (as defined in the Indentures). No payment with respect to any Bearer Security will be made at any office or agency of Mercantile in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual certificates evidencing the Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Mercantile anticipates that the following provisions will apply to all depository arrangements although no assurance can be given that such will be the case.

  Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depository ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by Mercantile if such Debt Securities are offered and sold directly by Mercantile. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of such beneficial interests will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee for such Global Security (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depository for a Global Security, or its nominee, is the owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security registered in their names will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

  Payments of principal of and any premium and interest on Debt Securities registered in the name of or held by a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of Mercantile, the Trustee for such Debt Securities or any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Mercantile expects that the Depository for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. Mercantile also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of such participants.

  If the Depository for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as Depository and a successor Depository is not appointed by Mercantile within 90 days, Mercantile will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, Mercantile at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, may determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if Mercantile so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may receive, on terms acceptable to Mercantile and the Depository for such Global Security, Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by Mercantile, of $1,000 or integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in denominations, unless otherwise specified by Mercantile, of $5,000 or integral multiples thereof if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form.

CERTAIN COVENANTS OF MERCANTILE

  Restrictions on Certain Dispositions of Voting Stock and Assets. Except as described below under "Consolidation, Merger and Sale of Assets," the Senior Indenture prohibits the sale or other disposition by Mercantile or any Principal Constituent Bank (as defined below) of shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Principal Constituent Bank, the merger or consolidation of any Principal Constituent Bank with any other corporation (other than Mercantile or a Controlled Subsidiary), and the lease, sale or other disposition of all or substantially all the assets of any Principal Constituent Bank if, after giving effect to the transaction and to the issuance of Voting Stock issuable to Persons other than Mercantile or any Controlled Subsidiary (as defined below) upon the conversion or exercise of all such convertible securities, options, warrants or rights, Mercantile would no longer own (directly or indirectly) more than 80% of the shares of voting stock of such Principal Constituent Bank or its successor. Neither Indenture, however, prohibits any such sale or disposition of shares or securities, any such merger or consolidation or any such lease, sale or disposition of assets
(i) if required by law or (ii) as a condition imposed by law to the acquisition by Mercantile or any Controlled Subsidiary, directly or indirectly, of any other corporation or entity if, thereafter, (a) Mercantile and/or its Controlled Subsidiaries would own more than 80% of the Voting Stock of such other corporation or entity (after giving effect to any potential dilution from exercise or conversion of securities owned by parties other than Mercantile and its Controlled Subsidiaries), (b) the

Consolidated Net Banking Assets of Mercantile would not be decreased and (c) Mercantile would still own more than 80% of the voting stock of such Principal Constituent Bank (Section 3.06 of the Senior Indenture). "Principal Constituent Bank" means Mercantile Bank and any other Subsidiary of Mercantile that is a bank, including savings associations and other United States depository institutions, the total assets of which equal more than 20% of the total assets of all Subsidiaries of Mercantile that are banks (Section 1.01). As of the date of this Prospectus, Mercantile's only Principal Constituent Bank was Mercantile Bank. "Controlled Subsidiary" means any Subsidiary of which more than 80% of the aggregate voting power of the outstanding shares of the Voting Stock is at the time owned directly or indirectly by Mercantile or by one or more Controlled Subsidiaries or by Mercantile and one or more Controlled Subsidiaries, after giving effect to the issuance to any Person other than Mercantile or any Controlled Subsidiary of Voting Stock of the Subsidiary issuable on exercise of options, warrants or rights to subscribe for such Voting Stock or on conversion of securities convertible into such Voting Stock.

  Restrictions on Liens. The Senior Indenture provides that Mercantile will not create, assume, incur or suffer to exist any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Constituent Bank owned by Mercantile, directly or indirectly, if, treating the pledge, encumbrance or lien as a transfer to the secured party, and after giving effect to any potential dilution referred to above, Mercantile would no longer own (directly or indirectly) more than 80% of the shares of Voting Stock of such Principal Constituent Bank (Section 3.07 of the Senior Indenture). The Subordinated Indenture does not contain a similar provision.

MODIFICATION OF THE INDENTURES; WAIVER OF COVENANTS

  Each Indenture contains provisions permitting Mercantile and the Trustee to modify the Indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, except that, without the consent of the holder of each Debt Security affected thereby, no such modification may, among other things: (a) change the stated maturity date of the principal of, or any installment of principal or interest on, any Outstanding Security; (b) reduce the principal amount of, or any premium or interest on, any Outstanding Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof; (d) change the place of payment of principal of, or any premium or interest on, any Outstanding Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security; (f) reduce the percentage in principal amount of Outstanding Securities of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (g) in the case of the Subordinated Indenture, make any change in the subordination provisions that adversely affects the rights of any holder of Subordinated Debt Securities.

  Prior to any acceleration of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may waive any past default or Event of Default under the applicable Indenture, except a default under a covenant that cannot be modified without the consent of each holder of a Debt Security of the series affected thereby (Section 4.07(b) of the Senior Indenture; Section 5.07(b) of the Subordinated Indenture). In addition, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may rescind a declaration of acceleration of the Debt Securities of any series before any judgment has been obtained if (i) Mercantile pays the Trustee certain amounts due to the Trustee plus all matured installments of principal of and any premium and interest on the Debt Securities of such series (other than installments due by acceleration) and interest on the overdue installments to the extent provided in the applicable Indenture and (ii) all other defaults with respect to Debt Securities of that series under the applicable Indenture have been cured or waived (Section 4.01 of the Senior Indenture; Section 5.01 of the Subordinated Indenture).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Each Indenture provides that Mercantile may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person unless: (a) the successor is organized under the laws of any domestic jurisdiction and assumes Mercantile's obligations on the Debt Securities and under the applicable Indenture; (b) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, has occurred and is continuing; and (c) certain other conditions are met (Section 9.01 of the Senior Indenture; Section 10.01 of the Subordinated Indenture). In that event, the successor will be substituted for Mercantile and except in the case of a lease, Mercantile will be relieved of its obligations under the applicable Indenture and the Debt Securities of each series (Section 9.02 of the Senior Indenture; Section 10.02 of the Subordinated Indenture).

THE TRUSTEE

  Mercantile will have no material relationship with the Trustee other than as Trustee. Mercantile Bank may transact business with the Trustee in the ordinary course.

  The Indenture, under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), is deemed to contain certain limitations on the right of the Trustee, as a creditor of Mercantile, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee will be permitted to engage in transactions with Mercantile. The occurrence of a default under either Indenture with respect to Subordinated Debt Securities or Senior Debt Securities could create a conflicting interest for the Trustee under the Trust Indenture Act. If the default has not been cured or waived within 90 days after the Trustee has or acquires a conflicting interest, the Trustee generally is required by the Trust Indenture Act to eliminate such conflicting interest or resign as Trustee with respect to the Subordinated Debt Securities or the Senior Debt Securities. In the event of the Trustee's resignation, Mercantile shall promptly appoint a successor trustee with respect to the affected securities.

INTERNATIONAL OFFERING

  If specified in the applicable Prospectus Supplement, Mercantile may issue Offered Securities in an International Offering. Such Offered Securities may be issued as Bearer Securities, Registered Securities or both and will be described in the applicable Prospectus Supplement.

  In connection with any such International Offering, Mercantile will designate paying agents, registrars or other agents with respect to the Offered Securities as specified in the applicable Prospectus Supplement.

  Offered Securities issued in an International Offering may be subject to certain selling restrictions which will be described in the applicable Prospectus Supplement. Such Offered Securities may be listed on one or more foreign stock exchanges as described in the applicable Prospectus Supplement. Special United States tax and other considerations, if any, applicable to an International Offering will be described in the applicable Prospectus Supplement.

                            SENIOR DEBT SECURITIES

  The Senior Debt Securities will be direct, unsecured obligations of Mercantile and will rank equally and ratably with all outstanding unsecured and unsubordinated indebtedness of Mercantile.

EVENTS OF DEFAULT

  The Senior Indenture defines an Event of Default with respect to any particular series of Senior Debt Securities as being any one of the following events unless it is either inapplicable to a particular series or specifically deleted or modified for the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest upon any of the Senior Debt Securities of that series; (b) default in the payment of the principal or any premium on any of the Senior Debt Securities of that series when due; (c) default in the payment of any sinking fund installment or analogous obligation with respect to any of the Senior Debt Securities of that series when due; (d) a default or event of default under any instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of Mercantile (other than the Senior Debt Securities of such series or indebtedness to a Subsidiary) or any Subsidiary (other than indebtedness of any Subsidiary owing to Mercantile or to another Subsidiary) shall happen and not less than $20,000,000 of such indebtedness shall be past due, or become due by acceleration, and such indebtedness or acceleration is not discharged or rescinded within 30 days after notice by the Senior Trustee or holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series (calculated in accordance with the formula set forth in such series in the case of a series of Senior Debt Securities issued at an Original Issue Discount (as defined in the Senior Indenture)); (e) final judgment(s) or order(s) for the payment of money in excess of $20,000,000 is entered against Mercantile or a Principal Constituent Bank and within 90 days of entry is not discharged or the execution thereof is not stayed pending appeal, or within 90 days after the expiration of the stay the judgment(s) or order(s) is not discharged; (f) default in the observance or performance of any other covenant in the Senior Debt Securities of such series or the Senior Indenture for 90 days after notice by the Senior Trustee or holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of the series (calculated in accordance with the formula set forth in such series in the case of a series of Senior Debt Securities issued at an Original Issue Discount); or (g) certain events of bankruptcy, insolvency or reorganization of Mercantile or a Principal Constituent Bank (Section 4.01).

  In case an Event of Default with respect to the Senior Debt Securities of any series shall occur and be continuing, the Senior Trustee or the holders of not less than 25% in aggregate principal amount (in the case of a series of Senior Debt Securities issued at an Original Issue Discount, calculated in accordance with the formula set forth in such series) of all the outstanding Senior Debt Securities of such series may declare the principal (or in the case of a series of Senior Debt Securities issued at an Original Issue Discount, the amount calculated in accordance with the formula set forth in such series of Senior Debt Securities) of all the Securities of such series to be due and payable (Section 4.01). The Senior Indenture provides that the Senior Trustee, within 90 days after the occurrence of a default with respect to Senior Debt Securities of any series under the Senior Indenture, shall mail to the holders of the Senior Debt Securities of such series notice of all uncured defaults known to it that have not been waived (the term defaults to include events specified above which, after notice or lapse of time or both would become an Event of Default); provided that, except in the case of default in the payment of principal of or any premium or interest on any of the Senior Debt Securities of that series or in the making of any sinking fund payment with respect to the Senior Debt Securities of such series, the Senior Trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the holders of the Securities of that series (Section 4.08).

  Subject to the provisions of the Senior Indenture relating to the duties of the Senior Trustee in case an Event of Default shall occur and be continuing, the Senior Trustee is under no obligation to exercise any of the rights or powers under the Senior Indenture at the request, order or direction of any of the holders of the Senior Debt Securities, unless such holders offer to the Senior Trustee reasonable security or indemnity (Section 5.02(d)). Subject to certain limitations contained in the Senior Indenture (including among other limitations that the Senior Trustee will not be exposed to personal liability), the holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of all series affected (voting as one class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or exercising any trust or power conferred on the Senior Trustee (Section 4.07).

  No holder of any Senior Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture or for any remedy thereunder, unless such holder previously shall have given to the Senior Trustee written notice of a continuing Event of Default with respect to Senior Debt Securities of that series and unless also the holders of not less than 25% in aggregate principal amount (in the case of a series of Senior Debt Securities issued at an Original Issue Discount, calculated in accordance with the formula set forth in such series) of the outstanding Senior Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Senior Trustee to institute such proceeding as Senior Trustee, and the Senior Trustee shall not have received from the holders of a majority in principal amount of the outstanding Senior

Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 4.04). However, the holder of any Senior Debt Security will have an absolute right to receive payment of the principal of and any premium and interest if any, on such Senior Debt Security on or after the due dates expressed in such Senior Debt Security and to institute suit for the enforcement of any such payment (Section 4.04).

  Mercantile is obligated to furnish annually to the Senior Trustee a statement as to the performance by Mercantile of its obligations under the Senior Indenture and as to any default in such obligations (Section 3.04).

DEFEASANCE

  Mercantile may terminate certain of its obligations under the Senior Indenture with respect to the Senior Debt Securities of any series on the terms and subject to the conditions contained in the Senior Indenture, by (a) depositing irrevocably with the Senior Trustee as trust funds in trust (i) U.S. dollars or U.S. Government Obligations (as defined below) in an amount which through the payment of interest, principal or premium, if any, in respect thereof in accordance with their terms will provide (without any reinvestment of such interest, principal or premium), not later than one business day before the due date of any payment, money sufficient to pay the principal of and any premium and interest on the Senior Debt Securities of such series as such are due or (ii) a combination of money and U.S. Government Obligations sufficient to pay the principal of and any premium and interest on the Senior Debt Securities of such series as such are due and (b) satisfying certain other conditions precedent specified in the Senior Indenture. Such deposit and termination is conditioned among other things upon Mercantile's delivery of an opinion of independent counsel that the holders of the Senior Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination. Such termination will not relieve Mercantile of its obligation to pay when due the principal of and premium and interest on the Senior Debt Securities of such series if the Senior Debt Securities of such series are not paid from the money or U.S. Government Obligations held by the Senior Trustee for payment thereof (Section 13.05).

  "U.S. Government Obligations" means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof.

                         SUBORDINATED DEBT SECURITIES

  The Subordinated Debt Securities will be direct, unsecured obligations of Mercantile and will rank equally and ratably with all outstanding subordinated indebtedness of Mercantile and will rank superior in right of payment to Mercantile's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2027.

SUBORDINATION

  The obligation of Mercantile to make any payment of principal, premium or interest on the Subordinated Debt Securities, to the extent set forth in the Subordinated Indenture, will be subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness (as defined below). Upon any distribution of assets of Mercantile in any dissolution, winding up, liquidation or reorganization of Mercantile, the holders of Senior Indebtedness are entitled to receive payment in full of principal and any premium and interest before the holders of the Subordinated Debt Securities are entitled to receive any payment on account of the principal of and any premium or interest on the Subordinated Debt Securities, except holders of the Subordinated Debt Securities, in a reorganization or readjustment of Mercantile, may receive securities of Mercantile or any other corporation subordinated to both Senior Indebtedness and any securities received in the reorganization or readjustment by holders of Senior Indebtedness (except to the extent that any securities so received are by their terms expressly not superior in right of payment to the Subordinated Debt Securities) (Section 3.03). The
dissolution, winding up, liquidation or reorganization of Mercantile following a conveyance, transfer or lease of its properties and assets substantially as an entirety in compliance with the terms described above under "Description of Debt Securities--Consolidation, Merger and Sale of Assets" will not be deemed to be a dissolution, winding up, liquidation or reorganization for this purpose (Section 3.03(d)). In addition, Mercantile may not pay principal of and any premium or interest on the Subordinated Debt Securities and may not acquire any Subordinated Debt Securities for cash or property other than capital stock of Mercantile if: (1) a default on Senior Indebtedness occurs and is continuing that permits holders of such Senior Indebtedness to accelerate its maturity; and (2) such default is the subject of judicial proceedings or Mercantile receives written notice of such default from a representative of all holders of such Senior Indebtedness. If Mercantile receives any such notice, a similar notice received within 360 days thereafter relating to the same default on the same issue of Senior Indebtedness shall not be effective for such purpose. Mercantile may resume payments on the Subordinated Debt Securities and may acquire them when: (i) such default is cured or waived or shall have ceased to exist or the Senior Indebtedness to which such default relates shall have been paid in full in cash or cash equivalent; or (ii) if such default is not the subject of judicial proceedings, 120 days pass after such written notice is received by Mercantile (Section 3.02(b)).

  By reason of this subordination, holders of Senior Indebtedness may receive more, ratably, and holders of the Subordinated Debt Securities may receive less, ratably, than other creditors of Mercantile in the event of Mercantile's insolvency. However, such subordination will not prevent the occurrence of any Event of Default (Section 3.12).

  The Subordinated Indenture does not restrict the incurrence of additional Senior Indebtedness.

  "Senior Indebtedness" means the principal of and any premium and interest on the following, whenever incurred: (a) indebtedness of Mercantile for money borrowed by Mercantile (including purchase money obligations with an original maturity in excess of one year) or evidenced by debentures, notes or other corporate debt securities or similar instruments issued by Mercantile (other than the Subordinated Debt Securities); (b) indebtedness or obligations of Mercantile as lessee under any leases of real or personal property required to be capitalized under generally accepted accounting principles at the time; (c) indebtedness or obligations incurred or assumed by Mercantile in connection with the acquisition by Mercantile or any Subsidiary of any property, including any business; (d) obligations under any agreement in respect of any interest rate or currency swap, interest rate cap, floor or collar, interest rate future, currency exchange or forward currency transaction that relates to Senior Indebtedness; (e) indebtedness or obligations of Mercantile constituting a guarantee of indebtedness or of obligations of others of the type referred to in the preceding clauses; or (f) renewals, extensions or refundings of any of the indebtedness or obligations referred to in the preceding clauses; except Senior Indebtedness does not include any particular indebtedness or obligation, renewal, extension or refunding if the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, provide that it is not superior in right of payment to the Subordinated Debt Securities, and provided further that the Subordinated Debt Securities are senior in right of payment to Mercantile's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2027 (Section 1.01).

LIMITED RIGHTS OF ACCELERATION

  Unless otherwise specified in the Prospectus Supplement relating to any series of Subordinated Debt Securities, payment of principal of the Subordinated Debt Securities may be accelerated only in the case of an "Acceleration Event" which is defined in the Indenture as any of the bankruptcy, insolvency or reorganization events with respect to Mercantile or a Principal Constituent Bank that constitute an Event of Default (as defined below). There is no right of acceleration in the case of a default in the payment of principal of or any premium or interest on the Subordinated Debt Securities or the performance of any other covenant of Mercantile in the Subordinated Indenture.

EVENTS OF DEFAULT

  The Subordinated Indenture defines an Event of Default with respect to any particular series of Subordinated Debt Securities as being any one of the following events unless it is either inapplicable to a particular series or specifically deleted or modified for the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of that series; (b) default in the payment of the principal or any premium on any of the Subordinated Debt Securities of that series when due; (c) default in the payment of any sinking fund installment or analogous obligation with respect to that series when due; (d) default in the observance or performance of any other covenant or agreement in the Subordinated Debt Securities of such series or the Subordinated Indenture for 90 days after notice by the Trustee or holders of at least 25% in aggregate principal amount (in the case of a series of Subordinated Debt Securities issued at an Original Issue Discount, calculated in accordance with the formula set forth in such series, of the outstanding Subordinated Debt Securities of the series); or (e) certain events of bankruptcy, insolvency or reorganization of Mercantile or a Principal Constituent Bank (Section 5.01). Rights of acceleration in case an Event of Default occurs are limited. See "Limited Rights of Acceleration."

  In case an Acceleration Event shall have occurred and be continuing, the Subordinated Trustee or the holders of not less than 25% in aggregate principal amount (in the case of a series of Subordinated Debt Securities issued at an Original Issue Discount, calculated in accordance with the formula set forth in such series) of the outstanding Subordinated Debt Securities of such series may declare the principal (or, in the case of a series of Subordinated Debt Securities issued at an Original Issue Discount, the amount calculated in accordance with the formulas set forth in such series of Subordinated Debt Securities) of all the Subordinated Debt Securities of such series to be due and payable (Section 5.01). The Subordinated Indenture provides that the Subordinated Trustee within 90 days after the occurrence of a default with respect to Subordinated Debt Securities of any series under the Subordinated Indenture, shall mail to the holders of the Subordinated Debt Securities of such series notice of all uncured defaults known to it that have not been waived (the term defaults to include events specified above which, after notice or lapse of time or both, would become an Event of Default); provided that, except in the case of default in the payment of principal of or any premium or interest on any of the Subordinated Debt Securities of that series or in the making of any sinking fund payment with respect to the Subordinated Debt Securities of such series, the Subordinated Trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the holders of the Subordinated Debt Securities of that series (Section 5.08).

  Subject to the provisions of the Subordinated Indenture relating to the duties of the Subordinated Trustee in case an Event of Default shall occur and be continuing, the Subordinated Trustee is under no obligation to exercise any of the rights or powers under the Subordinated Indenture at the request, order or direction of any of the holders of the Subordinated Debt Securities, unless such holder offers to the Subordinated Trustee reasonable security or indemnity (Section 6.02(d)). Subject to certain limitations contained in the Subordinated Indenture (including among other limitations that the Subordinated Trustee will not be exposed to personal liability), the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of all series affected (voting as one class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee, or exercising any trust or power conferred on the Subordinated Trustee (Section 5.07).

  No holder of any Subordinated Security of any series will have any right to institute any proceeding with respect to the Subordinated Indenture or for any remedy thereunder unless such holder previously shall have given to the Subordinated Trustee written notice of a continuing Event of Default with respect to Subordinated Debt Securities of that series and unless also the holders of not less than 25% in aggregate principal amount (in the case of a series of Subordinated Debt Securities issued at an Original Issue Discount, calculated in accordance with the formula set forth in such series) of the outstanding Subordinated Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Subordinated Trustee to institute such proceeding as trustee, and the Subordinated Trustee shall not have received from the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 5.04). However, the holder of any Subordinated Security will have an absolute right to receive payment of the principal of and any premium and interest on such Subordinated Security on or after the due dates expressed in such Subordinated Security and to institute suit for the enforcement of any such payment (Section 5.04).

  Mercantile is obligated to furnish to the Subordinated Trustee annually a statement as to the performance by Mercantile of its obligations under the Subordinated Indenture and as to any default in such obligations (Section 4.04).

                             PLAN OF DISTRIBUTION

  Mercantile may offer and sell the Debt Securities to or through underwriters, acting as principals for their own accounts or as agents, to or through dealers and also may offer and sell Debt Securities directly to other purchasers. Any underwriters in connection with Offered Securities will be named in the related Prospectus Supplement and any underwriting discounts and other items constituting underwriters' compensation paid to such underwriters will be set forth therein. Such underwriters may include Salomon Brothers Inc acting alone or a group of underwriters represented by Salomon Brothers Inc. The Prospectus Supplement will additionally set forth the name or names of any dealers or agents, the purchase price of the Debt Securities and the proceeds to Mercantile from such sale, any delayed delivery arrangements, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers and any securities exchange on which the Debt Securities may be listed.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Underwriters, dealers and agents that participate in the distribution of the Offered Securities may be deemed to be underwriters and any discounts, commissions or concessions received by them, as well as any profit realized on resale of the Offered Securities may be deemed to be underwriting discounts or commissions under the Securities Act.

  If underwriters are used in any sale, the Offered Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, the underwriters will be obligated to purchase all of such Offered Securities if any are purchased, and Mercantile will have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Mercantile will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Debt Securities may be sold directly by Mercantile or through agents designated by Mercantile from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by Mercantile to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, Mercantile will authorize underwriters, dealers or other persons acting as Mercantile's agents to solicit offers by certain institutions to purchase Debt Securities from Mercantile pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Mercantile. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Offered Securities also are being sold to underwriters, Mercantile shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

  The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of Debt Securities, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Debt Securities as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold the Debt Securities as part of an integrated investment (including a "straddle") comprised of Debt Securities and one or more other positions, persons having a "functional currency," other than the United States Dollar or holders of Debt Securities that did not acquire the Debt Securities in the initial distribution thereof at their original issue price.

  INVESTORS CONSIDERING THE PURCHASE OF DEBT SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

  As used herein, the term "United States Holder" means the beneficial owner of a Debt Security who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of the Debt Securities.

PAYMENTS OF INTEREST

  Payments of "qualified stated interest" (as defined below under "Original Issue Discount") on a Debt Security will be taxable to a United States Holder as ordinary income at the time that such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE DEBT SECURITIES

  Except as discussed below with respect to Short-Term Debt Securities, upon the sale, exchange or redemption of a Debt Security, a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued qualified stated interest) and (ii) such holder's adjusted basis in the Debt Security. A United States Holder's tax basis in a Debt Security will equal the cost of such Debt Security to such holder, increased by any amounts includible in income by the holder as original issue discount and reduced by any payments other than payments of qualified stated interest made on such Debt Security.

ORIGINAL ISSUE DISCOUNT

  United States Holders of Original Issue Discount Securities generally will be subject to the special tax accounting rules for obligations issued with original issue discount ("OID") provided by the Internal Revenue Code of 1986, as amended (the "Code"), and certain regulations promulgated thereunder (the "OID Regulations"). United States Holders of such Debt Securities should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

  In general, each United States Holder of an Original Issue Discount Security, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary income the sum of the "daily portions" of OID on the Debt Security for all days during the taxable year that the United States Holder owns the Debt Security. The daily portions of OID on an Original Issue Discount Security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Security, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period.

  The amount of OID on an Original Issue Discount Security allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the Original Issue Discount Security at the beginning of the accrual period by the yield to maturity of such Original Issue Discount Security (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of qualified stated interest (as defined below) allocable to that accrual period. The yield to maturity of a Debt Security is the discount rate that causes the present value of all payments on the Debt Security as of its original issue date to equal the issue price of such Debt Security. The "adjusted issue price" of an Original Issue Discount Security at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of qualified stated interest (if any) made with respect to such Debt Security in all prior accrual periods. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of an Original Issue Discount Security at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. In the case of an Original Issue Discount Security that bears a floating rate of interest (a "Floating Rate Security"), both the "yield to maturity" and "qualified stated interest" will generally be determined for these purposes as though the Original Issue Discount Security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to the interest payments on the Debt Security on its date of issue or, in the case of certain Floating Rate Securities, the rate that reflects the yield that is reasonably expected for the Debt Security. (Additional rules may apply if interest on a Floating Rate Security is based on more than one interest index.) As a result of this "constant-yield" method of including OID in income, the amounts includible in income by a United States Holder in respect of an Original Issue Discount Security are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

  A United States Holder generally may make an irrevocable election to include in its income its entire return on a Debt Security (i.e., the excess of all remaining payments to be received on the Debt Security, including payments of qualified stated interest, over the amount paid by such United States Holder for such Debt Security) under the constant-yield method described above.

SHORT-TERM DEBT SECURITIES

  The rules set forth above will also generally apply to Debt Securities having maturities of not more than one year ("Short-Term Debt Securities"), but with certain modifications.

  First, the OID Regulations treat none of the interest on a Short-Term Debt Security as qualified stated interest (but instead treat such interest payments as part of the Short-Term Debt Security's stated redemption price at maturity, thereby giving rise to OID). Thus, all Short-Term Debt Securities will be Original Issue Discount Securities. OID will be treated as accruing on a Short-Term Debt Security ratably, or at the election of a United States Holder, under a constant-yield method.

  Second, a United States Holder of a Short-Term Debt Security that uses the cash method of tax accounting and is not a bank, securities dealer, regulated investment company or common trust fund, and does not identify the Short-Term Debt Security as part of a hedging transaction, will generally not be required to include OID in income on a current basis. Such a United States Holder may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such Debt Security until the maturity of the Debt Security or its earlier disposition in a taxable transaction. In addition, such a United States Holder will be required to treat any gain realized on a sale, exchange or retirement of the Debt Security as ordinary income to the extent such gain does not exceed the OID accrued with respect to the Debt Security during the period the United States Holder held the Debt Security. Notwithstanding the foregoing, a cash-basis United States Holder of a Short-Term Debt Security may elect to accrue original issue discount into income on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A United States Holder using the accrual method of tax accounting and certain cash-basis United States Holders (including banks, securities dealers, regulated investment companies and common trust funds) generally will be required to include original issue discount on a Short-Term Debt Security in income on a current basis.

  Certain of the Debt Securities may be subject to special redemption features. These features may affect the determination of whether a Debt Security has a maturity of not more than one year and thus is a Short-Term Debt Security. Purchasers of Debt Securities with such features should carefully examine the applicable Prospectus Supplement and should consult their own tax advisors with respect to such features.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Trustee or any Paying Agent, as the case may be, will be required to file information returns with the Internal Revenue Service with respect to payments made to certain United States Holders of Debt Securities. In addition, certain United States Holders may be subject to a 31 percent backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to such Trustee or Paying Agent. Persons holding Debt Securities who are not United States Holders may be required to comply with application certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

NON-UNITED STATES HOLDERS

  Subject to the discussion of backup withholding below, payments of interest on the Debt Securities to, or on behalf of, any beneficial owner of a Debt Security that is not a United States Holder (a "Non-U.S. Holder") will not be subject to United States federal income or withholding taxes, provided that
(i) such Non-U.S. Holder does not actually or constructively own 10 percent of more of the total combined voting power of all classes of stock of Mercantile,
(ii) such Non-U.S. Holder is not a controlled foreign corporation for United States tax purposes that is related to Mercantile actually or constructively through stock ownership and (iii) the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person and provides its name and address in compliance with applicable requirements.

  Any capital gain realized on the sale, exchange, redemption or other disposition of Debt Securities by a Non-U.S. Holder will not be subject to United States federal income or withholding taxes unless, in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition or receipt and certain other conditions are met.

  Payments made on a Debt Security and proceeds from the sale of a Debt Security received by a Non-U.S. Holder will not be subject to a backup withholding tax of 31 percent or to information reporting requirements unless, in general, the holder fails to comply with certain reporting procedures or otherwise fails to establish an exemption from such tax or reporting requirements under applicable provisions of the Code.

  On April 15, 1996, the Internal Revenue Service released proposed revisions (the "Proposed Regulations") to the regulations interpreting the withholding tax, information reporting and backup withholding tax rules described above. In general the Proposed Regulations would require certain Non-U.S. Holders to provide additional information in order to establish an exemption from or reduce the rate of withholding tax or backup withholding tax, and in particular would require that foreign partnerships and partners of a foreign partnership provide certain information and comply with certain certification requirements not required under existing law. The Proposed Regulations are proposed generally to be effective for payments made after December 31, 1997. It is not possible to predict whether, or in what form, the Proposed Regulations ultimately will be adopted.

  Debt Securities will not be subject to United States federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, unless such holder at the time of death actually or constructively owns 10 percent or more of the combined voting power of all classes of stock of Mercantile or, at the time of such holder's death, payments of interest on such Debt Securities are effectively connected with the conduct by such holder of a trade or business in the United States.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Debt Securities offered hereby will be passed upon for Mercantile by Thompson Coburn, St. Louis, Missouri. If the Debt Securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Mercantile as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in Mercantile's Annual Report on Form 10-K for the year ended December 31, 1996, and the supplemental consolidated financial statements of Mercantile as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, contained in Mercantile's Current Report on Form 8-K dated May 13, 1997, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Roosevelt as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, included in Roosevelt's Annual Report on Form 10-K/A-2 for the year ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MERCANTILE OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF MERCANTILE SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY-ONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Concurrent Offering........................................................ S-2
Selected Consolidated Financial Data....................................... S-2
Description of the Senior Securities....................................... S-4
Underwriting............................................................... S-7

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Information by Reference..........................   2
Cautionary Statement Regarding Forward-Looking Statements..................   3
Mercantile Bancorporation Inc..............................................   3
Recent Developments........................................................   4
Ratio of Earnings to Fixed Charges.........................................   5
Use of Proceeds............................................................   5
Description of Debt Securities.............................................   6
Senior Debt Securities.....................................................  11
Subordinated Debt Securities...............................................  13
Plan of Distribution.......................................................  16
Certain United States Federal Tax Consequences.............................  17
Legal Matters..............................................................  20
Experts....................................................................  20

$300,000,000

MERCANTILE
BANCORPORATION INC.

$150,000,000
6.80% SENIOR NOTES
DUE 2001

$150,000,000
7.05% SENIOR NOTES
DUE 2004

MERCANTILE
SALOMON BROTHERS INC

CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.

CITICORP SECURITIES, INC.

BANCAMERICA SECURITIES, INC.

NESBITT BURNS SECURITIES INC.

PROSPECTUS SUPPLEMENT

DATED JUNE 11, 1997